SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 01, 2004

Commission File Number 0-29874

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Enclosure: AngloGold Ashanti acquires 29.9% stake in Trans-Siberian Gold plc



ANGLOGOLD ASHANTI LIMITED
(formerly AngloGold Limited)
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
ISIN : ZAE000043485
JSE Share Code : ANG

AngloGold Ashanti acquires 29.9% stake in Trans-Siberian Gold plc

Introduction

AngloGold Ashanti Limited ("AngloGold Ashanti") is pleased to announce that it has agreed to acquire a 29.9% stake in Trans-Siberian Gold plc ("TSG"), through an equity investment of approximately £17.6 million (the "Transaction"). TSG, admitted to trading on the London Stock Exchange's Alternative Investment Market, is the UK based holding company for the TSG Group's Russian gold business, operated through its four Russian subsidiaries.

Overview of TSG

The TSG Group holds mining and exploration licences in respect of its three existing projects, Asacha, Rodnikovoe and Veduga, as well as an exploration licence over an extensive area surrounding Veduga. AngloGold Ashanti's investment in TSG will be used to help bring the most advanced of these, the Asacha and Veduga projects, into production, as well as to fund TSG's ongoing exploration and corporate development initiatives. Details of the Asacha and Veduga projects are as follows:

- Asacha: Located in the Kamchatka region in eastern Russia, the project currently has a total measured and indicated gold equivalent resource base of 648,000 ounces (determined in accordance with the Australian Code for reporting of Mineral Resources and Ore Reserves (the "JORC Code")). A bankable feasibility study was completed in March 2004 and Standard Bank was mandated, as lead arranger, to provide project finance on 19 May 2004. It is anticipated that the mine will be commissioned during 2006 with production of approximately 90,000 ounces of gold and 180,000 ounces of silver per annum at a cash cost of US$160/oz. Exploration continues at Asacha to in-fill and further expand and upgrade the Mineral Resource and Ore Reserve.

- Veduga: Located in the Krasnoyarsk region of Russia, the project currently has a measured and indicated gold resource base of 1.3 million ounces with a further 1.0 million ounces of inferred gold resources (determined in accordance with the JORC Code). A scoping study was completed in March 2004 and drilling results released on 19 May 2004 indicate that the resource base may grow significantly from current levels. Exploration efforts continue as part of a 16,000-metre diamond drilling programme that commenced in November 2003 designed to in-fill, expand and upgrade the Mineral Resource and Ore reserve classification of the existing orebodies. It is currently anticipated that the mine will be commissioned in the latter part of 2006 with production commencing in 2007 at a rate of approximately 170,000 ounces of gold per annum. The project is subject to the completion of the above further exploration, metallurgical testwork and the completion of a bankable feasibility study.

In addition to these projects, TSG also holds a mining and exploration licence in respect of Rodnikovoe, which is located 65km north of Asacha. Previous exploration defined a Mineral Resource of some 406,000 ounces of gold and 4 million ounces of silver in accordance with Russian C1 and C2 Mineral Resource classification categories. TSG has planned further exploration to determine the Mineral Resource in accordance with JORC. It is possible that Rodnikovoe could provide additional ore for the Asacha mill.

TSG is also considering the acquisition of, and in certain instances has submitted applications to acquire, further mining and/or exploration licences in various regions in Russia.

AngloGold Ashanti's proposed investment in TSG

The investment will be made through a subscription in two tranches, each of approximately 6.13 million newly issued ordinary TSG shares. The first tranche will be issued at a price of 136.95 pence per share following the satisfaction of a number of conditions, including the passing of various resolutions by TSG shareholders, which is expected to take place towards the end of July 2004. The second tranche, which will be issued at a price of 149.40 pence per share, is subject to the satisfaction of a number of conditions, including the signing of a binding agreement to implement the project financing for the Asacha project, referred to above. This is expected to occur by the end of 2004. Following its subscription for both tranches, AngloGold Ashanti is expected to hold a 29.9% shareholding in TSG. TSG has agreed that AngloGold Ashanti will have the option to participate in any future share issues, on equivalent terms or, in the case where employees exercise share options to subscribe for additional shares or existing warrants are exercised, at the prevailing market price, so that it can maintain its shareholding at 29.9%.

In addition to the equity investment, AngloGold Ashanti and TSG have also agreed to form a broader partnership, on the following basis:

- **Board representation**: Two AngloGold Ashanti nominees will join the TSG board with effect from the completion of the subscription for the first tranche of shares.

- **Personnel**: AngloGold Ashanti will provide technical resources to TSG as part of a consultancy agreement to be entered into between AngloGold Ashanti and TSG. These services will be provided on an arms length basis at agreed market related rates.

- **Earn-in rights**: AngloGold Ashanti will have an option to exercise an earn-in right enabling it to acquire a 51% direct interest in any of TSG's new mining or exploration projects. This option excludes any projects that are the subject either of any existing mining or exploration licence held by TSG or the subject of any existing licence application by TSG and any assets that may be covered by future licences in specific areas of Russia. AngloGold Ashanti reserves the right, following notice to TSG, to elect to proceed with any business development opportunity either on its own, or together with another party, other than where AngloGold Ashanti has not considered such opportunity either on its own or together with another party.

- **Veduga financing**: in the event that TSG seeks financing for the Veduga Project, AngloGold Ashanti will have the right to provide such financing if it offers terms that are equivalent to or better than any financing arrangements offered by third parties.

The Transaction is subject to certain conditions precedent including the approval of the South African Reserve Bank and the passing of various resolutions by TSG shareholders.

Rationale for the Transaction

Russia hosts a large number of gold deposits and has an established mining and resource industry. The country ranks fourth in the world by gold Ore Reserves (behind South Africa, the United States and Australia) and currently ranks fifth by annual gold production. Since 1999 Russia's compound growth rate in annual gold production has exceeded that of the top eight gold producing countries.

AngloGold Ashanti's investment in TSG will allow the company to participate in several promising mining and exploration projects. It will also provide AngloGold Ashanti with the opportunity of developing a better understanding of the gold industry in Russia in general as well as particular opportunities for further growth in that region.

Commenting on the Transaction, Sam Jonah, President of AngloGold Ashanti commented:

"We are delighted to form this partnership, which helps TSG secure the development of the Asacha project and opens up new horizons for AngloGold Ashanti. This is a modest first move by AngloGold Ashanti, and one which we are relatively sure will not be our last. It gives us the opportunity of establishing an association with credible partners familiar with the environment, which is the best way of mitigating the risks which are almost always involved in an initial investment in a new region", Sir Sam said.

Johannesburg
1 July 2004

Financial Adviser and JSE Sponsor

UBS

Legal Adviser (as to English and Russian Law)

Clifford Chance LLP

Queries

	Tel:	**E-mail:**
Richard Duffy	+27 11 637 6246	rduffy@anglogoldashanti.com
Michael Clements	+27 1 637 6647	mclements@anglogoldashanti.com
Charles Carter	+1 800 417 9255	cecarter@anglogoldashanti.com
Andrea Maxey	+61 8 9425 4604	amaxey@anglogoldashanti.com.au

Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. Such statements include, without limitation, those concerning: development of TSG's business, the

economic outlook in the gold mining industry, expectations regarding gold prices and production, growth prospects and outlook of operations, including the completion and commencement of operations at exploration and production projects, and synergies and other benefits anticipated from investments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from such forward-looking statements, including, without limitation, risks associated with conducting business in Russia, risks associated with holding a minority investment in a business, and the risk factors set forth in our annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission on 19 March 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 01, 2004

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary